UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STELLAR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

858557 10 1

(CUSIP Number)

Linda M. Crouch-McCreadie, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
100 Medtech Parkway
Johnson City, TN 37604
(423) 928-0181

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	858557 10 1

1.	Names of Reporting Persons.
SJ Strategic Investments LLC
I.R.S. Identification Nos. of above persons (entities only). 30-0060195

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☑

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	WC

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization	Tennessee

	7.	Sole Voting Power	5,188,794
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	5,188,794
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	5,588,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	14.1%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.	858557 10 1

1.	Names of Reporting Persons.
John M. Gregory
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☑

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization..............................................................................................................................	United States

	7.	Sole Voting Power	5,588,794
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	5,588,794
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	5,588,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	14.1%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.	858557 10 1

1.	Names of Reporting Persons.
Joan P. Gregory
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☑

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization..............................................................................................................................	United States

	7.	Sole Voting Power	-0-
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	-0-
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	5,588,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	14.1%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.	858557 10 1

1.	Names of Reporting Persons.
Susan Gregory
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☑

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization .............................................................................................................................	United States

	7.	Sole Voting Power	-0-
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	-0-
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	5,588,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	14.1%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.	858557 10 1

1.	Names of Reporting Persons.
James M. Gregory
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☑

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization .............................................................................................................................	United States

	7.	Sole Voting Power	-0-
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	-0-
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	5,588,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	14.1%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.	Security and Issuer

Explanatory Note:This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons, defined below,  to amend Items 2, 3, 4 and 5 of the Schedule 13D filed on June 8, 2004.

The title and class of equity securities to which this statement relates is the Common Shares (the "Common Shares") of Stellar Pharmaceuticals Inc. (the "Issuer").  The Issuer's principal executive offices are located at 544 Egerton Street, London, Ontario, Canada N5W 3Z8.

Item 2.	Identity and Background

(a)
Name:  This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (collectively, the "Reporting Persons").  SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities.  The members of SJSI are John M. Gergory, Joan P. Gregory, Susan Gregory and James M. Gregory.  Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory of SJSI.

(b)	Residence or business address: SJ Strategic Investments LLC 340 Martin Luther King, Jr. Blvd. Bristol, TN 37620

(c)
Present Principal Occupation or Employment: John M. Gregory is the Managing Member of SJSI.  Joan P. Gregory is a homemaker and is not presently employed in any other capacity.  Susan Gregory is the Chief Investment Officer for SJSI.  James M. Gregory is general counsel.

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: John M. Gergory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Except for the 400,000 Common Shares purchased by Kingsway Charities on August 27, 2012, all securities acquired by the Reporting Persons were purchased with the working capital of SJSI.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired their Common Shares for investment purposes and may acquire additional Common Shares, or dispose of some or all of the Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.  The Reporting Persons intend to review on a continuing basis their investment in the Common Shares, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Additionally, on February 26, 2007, John M. Gregory was appointed to the Board of Directors of the Issuer.

John M. Gregory serves as Chairman and President of Kingsway Charities which purchased 400,000 Common Shares on August 27, 2012.

The information contained in Item 6 of the Schedule 13D, as amended, is hereby incorporated by reference into this Item 4.

Other than as set forth above, none of the Reporting Persons have any other plan or proposal which relates to or which would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The calculations in this Item as based upon 39,610,042 Common Shares issued and outstanding as of June 30, 2012 (based on information contained in documents publicly filed by the Issuer). As of the date hereof, the Reporting Persons jointly beneficially owned 5,588,794 shares or 14.1% of the outstanding shares of Common Shares of this Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated undter the Act.

(b)	The information contained in Item 2 is hereby incorporated by reference. SJSI has the sole power to vote or direct the vote of 5,188,794 shares and the sole power to dispose or direct the disposition of 5,188,794 shares. As Managing Member of SJSI, John M. Gregory also has the sole power to vote or direct the vote of 5,588,794 shares and the sole power to dispose or direct the disposition of 5,588,794 shares by virtue of his ability to direct the activities of SJSI and of Kingsway Charities. The Reporting Persons, other than SJSI and John M. Gregory, do not have the power to (1) vote or direct the vote for the shares beneficially owned by the Reporting Persons or (ii) dispose or direct the disposition of any of the shares beneficially owned by the Reporting Persons.

(c)	The Reporting Persons effected the following transactions in the Issuer's Common Shares during the past 60 days.

Transaction Date	Shares or Units Puchased	Price per Share or Unit

August 27, 2012	10,000	$0.425
August 27, 2012	5,000	$0.43
August 27, 2012	5,000	$0.44
August 27, 2012	25,000	$0.45
August 27, 2012	27,400	$0.47
August 27, 2012	18,984	$0.4964
August 27, 2012	20,000	$0.4997
August 27, 2012	240,450	$0.50
August 27, 2012	2,500	$0.51
August 27, 2012	45,666	$0.52

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On February 19, 2004, SJSI acquired 4,088,794 shares of Common Shares from the Issuer at an aggregate purchase price of U.S. $3,025,708 pursuant to the Subscription Agreement.

In addition to the Subscription Agreement, SJSI has entered into a Securities Purchase and Piggy-Back Rights Agreement with the Issuer (the "Securities Purchase Agreement").  Under the terms of the Securities Purchase Agreement, SJSI obtained a right to subscribe for additional Common Shares of the Issuer in the future from time to time in order to maintain its percentage equity ownership interest in the Issuer, subject to adjustment in certain circumstances.  Pursuant to the Securities Purchase Agreement, the Issuer has also granted SJSI the right to participate as a selling shareholder in the future offerings of the Issuer's Common Shares.

SJSI has also entered into Right of First Refusal Agreements with each of Peter Riehl, Patricia Riehl, Samuel Hahn and Kay Hahn, pursuant to which they have granted right of first refusal to SJSI in respect of the sale of securities in the Issuer owned by them.

The Subscription Agreement, the Securities Purchase Agreement and each of the Right of First Refusal Agreements are filed in their entirety as exhibits to this Schedule 13D and are hereby incorporated into this Item 6 by reference.

On June 4, 2004, the Issuer granted SJSI the right to have a representative of SJSI observe the Issuer's board and committee meetings as long as SJSI continues to hold at least 10% of the issued and outstanding Common Shares.  This right does not confer directorship status on, nor create directorship or any other fiduciary duties for SJSI and is not intended to give rise to any obligations (fiduciary or otherwise), or liabilities for SJSI to the Issuer, its officers, directors, shareholders or employees.

On February 26, 2007, John M. Gregory was appointed to the Board of Directors of the Issuer.

Item 7.	Material to be Filed as Exhibits

*1.	Joint Filing Agreement

*2.	Subscription Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004.

*3	Securities Purchase and Piggy-Back Rights Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004.

*4	Right of First Refusal Agreement between Peter Riehl and SJ Strategic Investments LLC dated February 18, 2004.

*5	Right of First Refusal Agreement between Patricia Riehl and SJ Strategic Investments LLC dated February 18, 2004.

*6	Right of First Refusal Agreement between Samuel Hahn and SJ Strategic Investments LLC dated February 18, 2004.

*7	Right of First Refusal Agreement between Kay Hahn and SJ Strategic Investments LLC dated February 18, 2004.

________________________________

*Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2012

SJ STRATEGIC INVESTMENTS LLC

By:	/s/ John M. Gregory
Name: John M. Gregory
Title: Managing Member

/s/ John M. Gregory
John M. Gregory

/s/ Joan P. Gregory
Joan P. Gregory

/s/ Susan Gregory
Susan Gregory

/s/ James M. Gregory
James M. Gregory